=

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

ADC Therapeutics SA
(Name of Subject Company (Issuer))

ADC Therapeutics SA, as Issuer and Offeror
(Name of Filing Persons (Identifying status as offeror, issuer, or other person))

Options to purchase common shares, par value CHF 0.08 per share
(Title of Class of Securities)

H0036K147 for the common shares
(CUSIP Number of Class of Securities)

Peter J. Graham
ADC Therapeutics America, Inc.
430 Mountain Avenue, 4th Floor
Murray Hill, NJ 07974
(908) 546-5556
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Deanna L. Kirkpatrick
Yasin Keshvargar
Kyoko Takahashi Lin
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 6, 2023 (as amended, the “Schedule TO”), by ADC Therapeutics SA, a Swiss stock corporation (société anonyme) organized under the laws of Switzerland (the “Company”), relating to the offer by the Company to certain optionholders to exchange certain outstanding options to purchase the Company’s common shares for new options to purchase the Company’s common shares (the “Exchange Offer”). This Amendment is made to supplement Item 12 of the Schedule TO. The information in the Schedule TO, including all schedules and annexes to the Schedule TO that were previously filed with the Schedule TO, is incorporated herein by reference to answer the items required in this Amendment. Except as specifically set forth herein, this Amendment does not modify any of the information previously reported on the Schedule TO. You should read this Amendment together with the Schedule TO.

ITEM 12.	Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits:

Exhibit Number	Description
(a)(1)(O)	Form of Reminder Email for Options Exchange

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADC THERAPEUTICS SA

By:	/s/ Ameet Mallik
	Name:	Ameet Mallik
	Title:	Chief Executive Officer

Date: March 30, 2023